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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of January

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date:  January 10, 2006

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                 FUTUREMEDIA ANNOUNCES COST SAVINGS INITIATIVES

    EXPECTS ANNUALIZED COST SAVINGS OF APPROXIMATELY 400,000 POUNDS STERLING
                                   ($700,000)

    BRIGHTON, England, Jan. 10 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European learning and managed benefits services provider, today announced cost saving initiatives that are expected to result in an annualized reduction in operating costs of approximately 400,000 pounds ($700,000). The savings will take effect beginning February 2006 and will be accomplished through a 10 percent reduction in workforce and reduced outside services due to continued improvements in the Company's operating efficiency.

    CEO Leonard M. Fertig said, "This is a part of our ongoing effort to streamline and rationalize our business to improve profitability. The improvements that Futuremedia has made in its processes and operating systems in the past six months have made it possible to improve our efficiency and allow us to further reduce our operating costs. Not withstanding these reductions, we will continue to invest in our operations to ensure we are delivering the highest possible level of services and products in the most cost effective manner."

    About Futuremedia:
    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the Company's future financial performance and the expected benefits of cost reduction initiatives such as those described in this press release. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company's ability to operate profitably in the future; risks associated with cost reduction initiatives (including the risk that such initiatives may not deliver the benefits expected by management and the risk that such initiatives may materially and adversely impact the Company's business); risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs); risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning and managed benefits sectors; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             01/10/2006
    /CONTACT: US - Mike Smargiassi, or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; UK - Gerry Buckland, +44-7919-564126, info_db@mac.com /
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)

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